Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is a transcript of the Morgan Stanley Technology, Media and Telecom Conference combined session by CenturyLink, Inc. and Level 3 Communications, Inc.:

CenturyLink, Inc. NYSE:CTL

Company Conference Presentation

Wednesday, March 01, 2017 5:30 PM GMT

Presentation

Simon William Flannery

Morgan Stanley, Research Division

All right, good morning, everybody. Welcome to Day 3 of the TMC conference. Hope it’s going well for you.

It’s my great pleasure to welcome Glen Post, Sunit Patel, Stewart Ewing. We’ve got a 2 for 1 today or a 3 for 1 with Century and Level 3. It’s interesting, this conference, a lot of it is around what deals might happen in the telecom industry. But if you just cast your mind back just a few months ago, this flurry of activity, we were all expecting stuff after the election. And you and the AT&T/Time Warner, those certainly kept us up a little late a few nights as you moved the ball forward quicker than people had expected.

Please note that all important disclosures, including personal holding disclosures and Morgan Stanley disclosures, appear on the Morgan Stanley corporate website at www.morganstanley.com/researchdisclosures or at the registration desk.

Question and Answer

Simon William Flannery

Morgan Stanley, Research Division

So a question for Glen and for Sunit as well. You start off from a stand-alone company perspective with the 2017 guidance with the outlook. And then we can obviously get onto the merger after that.

Glen F. Post

Chief Executive Officer, President and Director

Sure. Regarding the outlook, we’re confident in the numbers we’ve put out there. We know that we have somewhat of a hockey stick the second half of the year, but there’s a couple of reasons we’re confident in these numbers. First of all, we’ve seen a turnaround in our broadband units on the consumer side, which was a significantly negative impact last year on our revenue growth. So we’re seeing that stabilize, and going into the first quarter, we’re hoping to see that continue to — we expect broadband unit growth in the coming year. Secondly, if you look at the growth in our high-speed broadband data products on the business side, we had 6% growth on those products. Our MPLS and VPN [ph] products, those — revenue grew at 6%. We think we can do better than that. So we — it’s really the core of our business offering right now. And we — if you look at the capacity we’ve built on our network, the new network functionality that we have, including NFV and SDN capabilities, we are seeing a lot of momentum in those new product and service. We rolled out a new SD-based Ethernet product that is really going well. We had a SD-WAN product we rolled out last year, tremendous demand for that product. We have a SD-based virtualized network security product. It grew 97% last year, continued to grow rapidly for MRR growth there. So with that, plus we reorganized our — or realigned our customer-facing business units with the Consumer and the Consumer, Enterprise and IT Services and Managed Services. And we believe that’s going to bring a lot more focus on sales effectiveness, on customer experience and just pushing us to making faster decisions, decision-making closer to the customer and things like our Managed Services, which were actually went — were down last year. We think we have an opportunity to stabilize the Managed Services and grow that business, which also had an impact on our revenue growth last year. So all that combined, we are very confident in our projections for the year.

Simon William Flannery

Morgan Stanley, Research Division

Great. Sunit?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Thanks. So I think we continue to focus on profitable revenue growth, so good EBITDA growth again this year and EBITDA margin expansion. We are maintaining a fairly high level of investments, 16% of revenues on CapEx, and strong free cash flow growth. So from a little over $1 billion to over $1.1 billion, $1.3 billion is the midpoint of our guidance. So strong free cash flow growth. From a revenue perspective, as we said, overall, we expect or hope to drive a little better revenue performance this year. When I look through the 3 regions, first of all, wholesale has been impacted by consolidation. So last year was a tough year for our wholesale business in general because of wireless and cable consolidation, and some of that will continue in 2016 — ‘17. But looking beyond that, there continues to be more and more demand for fiber infrastructure or broadband infrastructure in the metro and more and more capacity needs in the backbone of our network even within the wholesale segment. So we certainly see that as a positive longer term. And then within the enterprise business, we hope to drive better sequential performance in North America than what we saw this past year. You saw a turnaround the end of fourth quarter. We expect to stay steady with that. And then for our European or EMEA business, 35% sales or bookings growth in 2016 over ‘15. That should translate into better enterprise revenue performance in EMEA in 2017. And then Latin America, we had a nice turnaround from the previous year, with the macroeconomic issues in Brazil and Argentina and other places. We think that growth will continue to be good in Latin America this year. So that in summary is what we see on the revenue side.

Simon William Flannery

Morgan Stanley, Research Division

Okay. And as you’re preparing those budgets, is — or how do you see the overall macro environment in ‘17 versus ‘16? And I mean, kind of anecdotal stuff from the last few weeks here, and there’s been some sentiment surveys, and all those sort of looked quite encouraging. But have you seen any of that talking to your sales folks and so forth?

Glen F. Post

Chief Executive Officer, President and Director

Yes. Our sales teams are telling us there’s a lot more optimism out there right now. People are more willing to discuss larger projects, larger deals. We have not seen the impact yet, but the preliminary sales give us more optimism in the — with the enterprise customers we’re dealing with especially to look at new opportunities within security, managed services, a lot more openness due primarily to the confidence in the economy in the next 12, 24 months.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes. I would say with the election, things are a little slow, but we see what Glen’s talking about, which is people are back engaged. Conversations there are good. Obviously, it takes time before it translates into bookings, but there is optimism, I think with just the economy, especially in North America. So we think that’s good.

Simon William Flannery

Morgan Stanley, Research Division

So as you move up towards the merger, I think you talked about maybe how consolidation in other companies having some impact on investment. But I think CenturyLink is taking their CapEx down somewhat this year. But what are you doing to prepare for the merger in terms of your current business? Is there going to be spending back half loaded? Or are there other things that you’re doing or not doing perhaps that are a little bit out of the ordinary course because the merger is pending?

Glen F. Post

Chief Executive Officer, President and Director

Yes. As far as we’re concerned, from a capital standpoint, one of the reasons we did pull back our CapEx this year is anticipation of the Level 3 integration. We want to be more cognizant of really the network capabilities that they have, how we integrate, the best way to integrate and the best places to put our money going forward. And we think the more we can learn there, the better off we’ll be. And our reduction, the $400 million basic reduction in our CapEx will not materially impact our 2017 or 2018 revenue run rates. So we think we’re — we have a capacity in our network right now to sell into. We have great functionality. So we don’t think there’ll be a major impact on our business by pulling back.

Simon William Flannery

Morgan Stanley, Research Division

Okay. And your CapEx is fairly similar?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes. I mean, 2 aspects: one, just with respect to Level 3 stand-alone; and second, as we look at the upcoming closing. So with Level 3, we are maintaining a fairly steady course, putting in new capacity across our long-haul network, continuing with the network expansion efforts we have across all 3 regions, so haven’t changed anything there, and with a continued emphasis on capital driving revenue growth, profitable revenue growth. The — With respect to both the companies coming together, we’re not really putting expansion capital to work in CenturyLink territories, for example, because there’s no reason to. And we are working hard to try and make sure we can transact with each other where it makes sense. Beyond closing, I think we — a lot of the planning that is going on now between the integration teams on both sides is where we will have to spend integration CapEx, establish interconnections between us so we can exchange traffic more freely. And so there will be some level of integration CapEx as we go later in the year, but that’s not determined yet. We’re obviously working on figuring that out.

Simon William Flannery

Morgan Stanley, Research Division

And Stewart, perhaps you can just address, given the capital spending, how does — and the guidance, the dividend coverage for 2017 on stand-alone and as — and then as the NOLs come through from Level 3 post-merger?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So the dividend coverage for 2017 on a stand-alone basis should be in the low to mid-70s. It’ll tick up a little bit after we divest of the colocation business because that’s generated a little bit of free cash flow in the company.

Simon William Flannery

Morgan Stanley, Research Division

And what’s the latest timing on…

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

The latest timing on that is we’re still confident that we’re going to close. We did get a second request from CPS [ph] that we’re working through now. So the closing could push a little bit beyond the end of the first quarter, but we’re still confident that we can get this closed sometime during second quarter and hopefully the early part of second quarter.

Simon William Flannery

Morgan Stanley, Research Division

Great. And as we go past the merger?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

As we go past the merger, the dividend payout ratio, because of the synergies that we achieved and because of the cost of achieving these synergies, really pretty much equal to the amount of synergies for the first year. We should see a decline in the payout ratio to somewhere about 10 points or so a year in terms of as we get the integration done and as we stabilize EBITDA for the combined companies and actually start growing EBITDA.

Simon William Flannery

Morgan Stanley, Research Division

Okay, all right.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

And also, we’ll have a lot less income taxes and liability, too, which [indiscernible]. And so we expect to use about $1.9 billion a year of the NOLs, which at current tax rate basically reduces what otherwise would be our cash tax expense somewhere in the $650 million range.

Simon William Flannery

Morgan Stanley, Research Division

And then, Sunit, where did you end 2016 in terms of federal NOLs?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

I think we’re a little under $9 billion.

Simon William Flannery

Morgan Stanley, Research Division

Okay, great. And that you can use most of that over a 5-year period, isn’t it?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Most over a 5-year period.

Simon William Flannery

Morgan Stanley, Research Division

Well, since we’re on the subject of taxes, any perspective on what to expect out of Washington and if you think there’s a good chance that we will get passage of a major tax reform this year?

Glen F. Post

Chief Executive Officer, President and Director

Yes. I think there’s a very good chance we will. It’s very complex, and there’s a lot of different interests out there. But I think we’ll see a reduction in corporate tax rate. And what goes with that, whether it’s interest deductibility and the CapEx deductibility or the lack of interest deductibility, all that have to be addressed and a lot of different views there, but I believe — I really believe we’ll see tax rulings made that will be favorable for — going forward for us.

Simon William Flannery

Morgan Stanley, Research Division

Yes. Most of the proposals seem to benefit the telecom sector as much as any other.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Should be somewhat favorable on a pro forma basis. Interest expense will be somewhere in the $2.25 billion range if our CapEx is — we’re at $2.6 billion this year, Level 3 about $1.4 billion, so that’s $4 billion to $4.25 billion or so CapEx. So if the interest deductibility is lost or capped and you get deductibility of your capital expenditures, basically that would more than offset the interest. In terms of the border tax, no real direct impact or the direct impact almost will be minimal. The indirect impact, however, we’d have to work out with vendors from the standpoint that there are quite a bit of the electronics that we utilize in the network are imported into the country. So it would be more of a negotiation with our vendors than a direct payment of…

Simon William Flannery

Morgan Stanley, Research Division

And some of the interest stuff may be phased in or grandfathered or whatever, something.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Potential.

Simon William Flannery

Morgan Stanley, Research Division

Yes, great. All right, so maybe we’ll just turn to the merger in a little bit more detail. Can you update us on the latest on the approval process on the — at the state and the federal level? What’s — are we still on a September 30 time line? What are the big long poles in the tent, so to speak?

Glen F. Post

Chief Executive Officer, President and Director

We still are on the September 30 time line, and we’ve have had several states approve it already and expect that to continue. We’ve both made our DOJ filings, our FCC filings. And now we’ve made most, if not all, of the international filings to date. We don’t see any major hold-off right now. The DOJ has had a second request for information. That’s normal. But we feel good about where we are with the regulations. Sunit, do you want to add anything?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes, I agree. I think we have a lot of rules to get through. So we don’t know what the long pole in the tent is, but I think we still feel good about the schedule we laid out at closing and expect a late third quarter closing.

Simon William Flannery

Morgan Stanley, Research Division

So you haven’t really seen any real impact from the administration? The changeover, that hasn’t really slowed down any processes?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Not yet, but it’s still early in the process.

Glen F. Post

Chief Executive Officer, President and Director

Yes, and there’s Yellen [ph].

Simon William Flannery

Morgan Stanley, Research Division

Yes, okay. All right, so I mean, is there a chance it closes earlier than end of September? Is this — could it be early Q3?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Early to tell. I mean, it’s too early to tell now. We obviously have the shareholder vote next month. Maybe, but it’s still a little too early to tell.

Simon William Flannery

Morgan Stanley, Research Division

Okay. And maybe you can review the — what made this combination so attractive and where you see the big synergy opportunities.

Glen F. Post

Chief Executive Officer, President and Director

I’ll start and let Sunit add from a Level 3 standpoint. From CenturyLink’s, obviously, the scale we get, we’ll become #3 and 4 carriers. We’re the #2 carrier for enterprise customers in terms of revenue. Global enterprise, in the nice third largest in the world, makes us — enabled us to compete in a different level than we’ve ever been able to do before. Secondly, if you look at the expense synergies, the $850 million, that’s 5 — only 5% of revenue — of our expenses, rather, operating expenses that we — both companies have done that many times over with the acquisitions. We’re very confident in our expense synergies. We have NOL that we just talked about, about 9 — over $9 billion NOL to offset tax liability. But more than that, it’s just the ability to go to market. The potential revenue synergies are great. We take our products and our sales force, we feel really good. Level 3 has great international connections and network. They’re very good at the very large enterprise space. They have a great SIP Trunking product, word-class SIP Trunking product. CenturyLink has an outstanding Ethernet product, MPLS product. We have the advanced NFV, Network Function Virtualization, and SDN. We’re probably — we believe we are the leading carrier as far as implementation. We have 60% of our POPs are now SDN and NFV capable. So that’s — again, most of our services, we have — 50% of our key enterprise services are SDN functional now. So we’ve really been down that road. The SDN WAN product we have, again, is outstanding. We’ve seen a lot of growth there. So I believe that bringing our — these companies together and the potential revenue and go-to-market capabilities is going to be changed dramatically as a combined company. The synergies are really there.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes. And I would agree and add to that and just say that against the backdrop of an industry with growing data consumption, whether you’re at home or on your phone or at the office, scale and being facilities based is key to profitable revenue growth. Then I think that is why you continue to see the consolidation that happens. And with that scale and being facilities based, you can serve your customers on your network. You can profitably invest capital to keep extending your network and expand it. And given the product portfolio that both companies have and the customer base which we’ll now range from very large enterprises to even small- and medium-sized businesses, we think we’ll be able to run, compete much better against the 2 bigger telephone players who are more wireless and content focused at this stage, but also be able to compete better against the 2 — against the cable companies at that small-, medium-sized layer. So I think that our ability to take market share profitably improves a lot by putting both companies together.

Simon William Flannery

Morgan Stanley, Research Division

All right. I mean, so you talked about you both have done a lot of deal integrations. Can you just drill down a little bit more into the OpEx, CapEx synergies? What are the big buckets? And how long does it take to achieve this?

Glen F. Post

Chief Executive Officer, President and Director

The biggest opportunity is on the network side. 40% of our OpEx synergy will come from network synergies. And primarily, that’s taking our off-net costs and within on-net. And it’s a huge opportunity for us when you look at — if we combine the networks in both these companies. So that’s part of it. And we have a lot of overlapping functions that — the consolidation of systems, IT systems, process streamlining, a lot of opportunity here just in every phase. And then there’d be some employee-related costs, so we have duplication of functions that will impact that. And we expect to have about — achieve about 80% of operating expenses over the next 36 month — first 36 months of operations and 100% of the capital synergies over that period of time.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes. And we’re — I think probably the most important issue we have — I guess one of the top things is getting the cost synergies out but also not losing the revenue momentum.

Simon William Flannery

Morgan Stanley, Research Division

Yes.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

So integrating the sales force and how we position the right channels, the right leadership, the right organizations, the right accountabilities is key on the front end, so to our customers when we go to market. And then on the cost side, we think that between the network expense, which is the largest component, a lot of non-headcount or people-related expenses, CapEx synergies which should be pretty quick in the first year as we work out arrangements with suppliers and both of our signature processes to do that. And we feel very comfortable and confident with that.

Simon William Flannery

Morgan Stanley, Research Division

I think you touched on revenues a couple of times. And is the goal to be revenue — have positive revenues as we get into ‘18 and ‘19? Is that something that’s visible to you? Maybe there’s some initial churn from some customers. But how much clarity do you have in that?

Glen F. Post

Chief Executive Officer, President and Director

We anticipate revenue growth as a result of putting these companies together. It may not be the first year. You say that we’ll have some churn there. But with the revenue synergies and the opportunity we have with our different products and services to our respective customer bases, we think there’s significant opportunity here to turn — to really go to — reach revenue growth. Our original — our initial focus is going to be driving free cash flow growth. We think — we expect more than 10% improvement in free cash flow per share the first year, and we can tell we’ll continue — accelerate over time.

Simon William Flannery

Morgan Stanley, Research Division

And I mean, you talked about the — executing this. Where are you? What can you do in terms of planning that sort of management structure and getting down to who’s in charge of what? Where are we in that process?

Glen F. Post

Chief Executive Officer, President and Director

Well, the first step will be choosing our key leaders, the executives who report to me in the different functions. We — in January, we announced the restructure — realignment of our customer-facing business units with Consumer and — I mentioned with Consumer, Enterprise and Managed Services and IT Services. We think that business unit concept is better suited with [ph] Level 3 has today. And we think it’s going to really impact positively our ability to go to market. And if we get those leaders in place, they will begin the process of selecting the sales force. And we want the best of the best. And we’ll actually probably go to our customers and say, “Who do you — who’s your relationship best with?” In many cases, our larger customers. And who’s proven to be — really drive the success in the sales process. But it is crucial. That is one of the most crucial pieces of integration there is. It’s picking that sales process and not creating gaps in relationships with customers.

Simon William Flannery

Morgan Stanley, Research Division

Sure, sure. And it seems like, I mean, Sunit, at Level 3, that the — some of that churn related to the tw telecom [indiscernible] that’s something that you’ve been able to turn the corner on in the last quarter of the year, Sunit?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes, yes.

Simon William Flannery

Morgan Stanley, Research Division

Okay. So there’s probably some learnings from that as well.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

A lot of learnings from that, yes. And we...

Simon William Flannery

Morgan Stanley, Research Division

So maybe we can come back to Washington. Chairman Pai has been very busy in his first few weeks in his new role. Things like net neutrality is a priority, privacy. So can we talk a little bit about your regulatory aspirations here and if you think we might get legislation to address some of those? And what do you really want to see out of the FCC and Congress?

Glen F. Post

Chief Executive Officer, President and Director

Well, we’ve seen early on when Chairman Pai has outlined some of his objectives. And really, it’s objectives that recognize the business environment we’re in today. The consolidation, there’s all different types of companies are combining to provide the same types of services. And right now, carriers like CenturyLink are singled out often with undue levels of regulation. And what we’re seeing is he said he recognizes that and hopes to address certain things like privacy. Well, we’re impacted by the privacy ruling where the content providers have no rules. That’s just an example. The net neutrality, we all believe net neutrality is important. But the rules and the way they — the regulation they put on is — don’t make sense. They’re out of — they’re just too burdensome, and they can — they really will actually limit the amount of investment often in infrastructure to drive the Open Internet or an effective Internet and a world-class infrastructure that supports Internet traffic and data traffic. So I think he recognizes that. We are very encouraged by what we’re hearing from the FCC and a different view of a lighter-handed regulation than what the past administration showed.

Simon William Flannery

Morgan Stanley, Research Division

Sure.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes. I think in general for us, we favor less regulation. As you know, we were on the other side of the net neutrality battle a few years ago. Since then, as Glen has pointed out, I mean, things have changed a lot. And typically, we work things out, whether it’s people that are generating the front end or people that have the eyeballs. And so I think in general, less regulation works better. I mean, we’ve all seen how things have changed in the marketplace and are adjusting. And I think that there is a lot of good win-win situations to be had between whether it’s cable companies or phone companies and content providers on the other hand that we can work out ourselves without having — being regulated.

Simon William Flannery

Morgan Stanley, Research Division

Well, I think one of the challenges with whatever Chairman Pai does is it’s as good for as long as he is there and that there’s — it seems like investments would lag a permanent solution and something — a legislative solution that extends the visibility on the rules a little bit longer. If — do you think there’s an appetite here on a bipartisan basis to get something? And people have talked about Title X or whatever.

Glen F. Post

Chief Executive Officer, President and Director

Yes. We were actually working with Congress before the elections, only just doing that — getting legislation. There was a lot of support for our move forward with some type of legislation. I would like to — we would like to see that still happen, to make it more permanent, as you say. But it — we’re not sure with where the administration or where the FCC is. I think they’ll let the FCC make the rulings and then see if there should be further legislation.

Simon William Flannery

Morgan Stanley, Research Division

I guess there’s legislations as well, okay.

Glen F. Post

Chief Executive Officer, President and Director

That’s right.

Simon William Flannery

Morgan Stanley, Research Division

And then, Stewart and Sunit as well, there’s a lot of concern about rising interest rates here. And how do you think about capital structure, about the right leverage and term structure and so forth as you think about the merged organization and use of free cash flow and so forth?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Go ahead.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

So I think we are — this is a subject we spend a lot of time on. I think we’re definitely unified on this, which is, one, we want to make sure we continue to drive down the leverage. So I think we have a target of getting down to 3x. We’re focused on getting there over the next few years And then against that, with the backdrop of interest rates, we try not to have too strong an opinion on interest rates per se. And I think we’ve got a good balance between floating- and fixed-rate debt to manage that. But I think the key is as long as we are bringing the leverage down and, as Glen pointed out, really focused on driving free cash flow per share growth, that should give us plenty of degrees of freedom to manage within a changing environment. And that’s what we really focused on, is driving debt to EBITDA down, focusing on improving free cash flow per share growth. And I think we should be in good shape.

Simon William Flannery

Morgan Stanley, Research Division

Great. Anything you want to add?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

No, sounds good.

Simon William Flannery

Morgan Stanley, Research Division

Okay, great. So one of the big topics of the conference this week has been 5G. And it pretty quickly devolves into a conversation on fiber and the need for fiber. So can you talk about the opportunities that you see for both of your business — your combined business, I guess, from that? And are you looking at any kind of fixed wireless-type approaches there?

Glen F. Post

Chief Executive Officer, President and Director

We are looking at potential fixed wireless-type approaches to — especially in the more rural areas where we have last-mile access issues. So we are talking to all the major carriers, the vendors about fixed wireless. We’re looking at different opportunities there, different bandwidth structures. We think that 5G is going to be real. It’s going to be a big opportunity. We’re working with the carriers as well with backhaul. The only way 5G works is if you can get off on a wireline network pretty quickly because it’s just x amount of — fixed amount of capacity in airways, just a matter of physics even in 5G. So we need to get it back on the fiber network and a LAN network as soon as they can where there — especially where we have fiber assets. So we are working with them on that. And hopefully, we will see — it will drive — the pie is getting bigger, the exponential use of the network for data transmission. And with IoT coming, Internet of Things coming in, we expect tremendous demand for transport, fiber transport for access, high-speed access. So it’s — we think 5G is a good thing, and we can capitalize on it.

Simon William Flannery

Morgan Stanley, Research Division

No unlimited data just helps [ph] as well.

Glen F. Post

Chief Executive Officer, President and Director

Absolutely.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes, I would echo that. And underlying that, we are in the fiber business, as is CenturyLink. So for us, we see more need for capacity across the long-haul network, fiber outlet. Number two, we see more need for metro fiber infrastructure. And from a CenturyLink perspective, I think they have done a good business of connecting a lot of the towers in their region. Obviously, with more cells, more places will have to be connected with fiber, which also has the side benefit of helping our business because it helps us to expand our network [indiscernible] expand ourselves, put more traffic on that and create a separate revenue opportunity as all of this wireless traffic has to be brought back to fiber as quickly as possible because it’s cheaper. So we see a good opportunity there over the next few years.

Simon William Flannery

Morgan Stanley, Research Division

Great. So I think, Glen, on the last couple of calls, you’ve talked about I mean, the evolution in your video strategy and that you have the Prism product. But clearly, with YouTube yesterday, the over-the-top world is evolving very, very fast. So what are your latest thoughts there?

Glen F. Post

Chief Executive Officer, President and Director

First of all, we — in the areas we’ve rolled out our Prism product, that it’s — we’re seeing the margin strength somewhat. However, we’re getting tremendous pull-through of other services, so it’s still a good product for us. But stand-alone, with the content cost being so high, it’s nowhere near we want to continue to expand in until we see — get some kind of competition in accounted areas [ph] because there’s no — very little competition there, and it’s very — we have very little leverage for those providers in taking content costs down. We are looking at over-the-top. We’re developing over-the-top. We have 4 trials going on now. We expect to roll out commercially in the second quarter. The — our over-the-top product, it will be a very robust product. We’ll have local channels with that product. We’ll start out with a skinny bundle, but with local channels, we’ll have DVR capability in the cloud. We’ll have a robust video-on-demand product along with TV on demand. So it’ll be [indiscernible] uniqueness so we can compete in the marketplace with our product, with our over-the-top product. And we’ll be pushing that more. We’re still in areas where we’ve built Prism capabilities. It’s still a good product for us, and it has great pull-through. We’ll still focus on the broadband connectivity but utilize Prism as part of the bundle in those markets. And we’ll continue to use satellite — where we don’t have the capabilities of over the — OTT or the Prism, we’ll use satellite. We’ve got a good relationship with DIRECTV and have a lot of customers there as well. The other thing I’ll mention about our over-the-top product, right now, our Prism TV takes at least 25 megabits. If — with over-the-top, we can roll out over the — OTT with 10 megabits of bandwidth, which tremendously expands our footprint and the potential customer base. So it’s not only a good product, but we — it’s a broader-reaching product for us.

Simon William Flannery

Morgan Stanley, Research Division

So what do you think the time line is to offer it broadly across your footprint to that 10 MB?

Glen F. Post

Chief Executive Officer, President and Director

I think it’s probably going to be a third quarter, third or fourth quarter type time frame to where it’s really broad, but it’s this year, 2017.

Simon William Flannery

Morgan Stanley, Research Division

okay, great. All right, well, there are so mics around. So we do have some time for a few questions. Steve [ph]?

Unknown Analyst

I’m not sure if it’s because you guys want to or because you can’t hide behind wireless, but you’re willing to talk about residential, and Verizon and AT&T are. And it sounds like that’s one area where you are spending money this year. Can just talk about how you evolve that business, where the returns start to look better or worse on that? And I guess for lack of a better way to put it, it’s in the house. It’s not going anywhere unless you get rid of it. What do you do with it so that it doesn’t continue to be a drag?

Glen F. Post

Chief Executive Officer, President and Director

I couldn’t hear the last part of the question.

Unknown Analyst

It’s there, and I think a lot of people in telco land are just trying to pretend it isn’t. And it’s a drag, and it’s going to get to be a worse drag. How do you deal with it?

Glen F. Post

Chief Executive Officer, President and Director

On...

Simon William Flannery

Morgan Stanley, Research Division

The residential side of — yes.

Glen F. Post

Chief Executive Officer, President and Director

Well, first of all, it’s still driving good cash flows, and we are committed to that Consumer business. We are always looking at ways to drive shareholder value, and we’ll continue to look at all the alternatives there. The biggest issue with Consumer is the legacy revenue. We’re seeing voice be cannibalized by wireless, and we’re seeing our access revenue go down with the regulatory changes to a great degree. So that’s really the big issue. We are seeing, we — as I mentioned earlier, we stabilized our broadband customer base, high-speed Internet customer base. We’re seeing that grow this year with the over-the-top product we’re rolling out. Along with our expanded broadband capabilities, we think we can see some growth there in those strategic revenues, and we think the strategic revenue will continue to grow. The challenge is, how do you deal with the margins as you lose legacy revenue? And thus far, we’ve been — we’ve done a good job of reducing those costs. This past year, we have reduced our employee-related costs and announced the reduction of 6% to 8% employee-related costs, a lot of that around the residential or the legacy revenue piece. So right now, we think that business continue to do okay. It’s not going to be a great growth driver for us, but we won’t lose money there either long term is our view. We can control the cost as we see those legacy revenues decline. So right now, we’ll continue to believe that there are ways to drive free cash flow in that business that can be positive for us.

Simon William Flannery

Morgan Stanley, Research Division

So we talked about the cable companies a couple of times here. There’s been obviously some consolidation in that space as well. How do you see the level of competitive intensity right now with cable, both in the consumer but also in the SMB space? And they have aspirations in the enterprise space versus ‘16 to ‘17, looked a lot like ‘16. Is it — are you getting better at fighting back with higher speeds? What’s the outlook there?

Glen F. Post

Chief Executive Officer, President and Director

We’re seeing great — intense competition obviously on the residential side from cable and SMB. They’ve — actually, they are the — have by far the greatest market share in terms of revenue — data revenue in the SMB space right now. It’s an opportunity for us. We’re seeing SMB revenue grow in the SMB space now. We have a lot of focus there with our expansion of our capacity capabilities and our new products. We are seeing an uptick in our ability to take market share in the SMB space now. The — by the next 3 years, we expect to have about 90% of our customer base, our household — residential and in the households, covered with 40 megabits of speed. In the top 25 markets, we expect to have 70% or more with 100 megabits and I said 40 megabits at 90% and 100 megabits at 60% and at — 70% plus at 100 megabits and then 20% of our households covered with 1 GB or better in our top 25 markets. So we’re taking steps to enable us to be much more competitive in the SMB space right now. And we think those — with our additional products, Ethernet products, the products we’re rolling out, we can be very competitive there and take market share.

Simon William Flannery

Morgan Stanley, Research Division

And any observations from Level 3?

Sunit S. Patel

Chief Financial Officer and Executive Vice President

I agree. I mean, the whole key is getting more and more customers on broadband infrastructure. And I think the historical cable content offering is no longer as much a competitive differentiator because there are quite a few credible over-the-top offerings, whether it’s Comcast one or the DIRECTV one or the Google one and others. So I think...

Simon William Flannery

Morgan Stanley, Research Division

Bring your own broadband.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Yes. I mean, so as far as — I mean, the clear focus, I think, is exactly what Glen said. It is getting more and more people with higher broadband. And that, and I think just with the rise in people’s need for data demand, will allow us to compete more effectively and also having our product offerings be simple, that are more directly positioned against the cable company offerings in that segment of the enterprise and consumer space.

Glen F. Post

Chief Executive Officer, President and Director

I’d like to add, the gentleman asked about the consumer back here. One point I’d like to add, I think we realize the multiples on the Enterprise business in terms of the valuation multiples are certainly higher in the enterprise space. And Consumer will become, in the combined company, 25% of our business basically. What we want to do is provide real clarity for The Street where investors can understand what that piece of the Consumer and what the Enterprise is doing and hopefully that we’ll be able to — that clarity enable them to bring a greater valuation or reach a demarcation point between the Consumer valuation and the Enterprise. So let’s [ph] do a better job of talking about some of the parts here and what’s really valuable here and not get the pull down. Like today, we think we’re valued more like a Frontier. I think going forward, we’d like to see that change because the enterprise potential, the enterprise percentage of our business, I think, there’s growth potential there. So we’re going to work hard with that with you all, with investors to have a better — a clearer view of that going forward.

Simon William Flannery

Morgan Stanley, Research Division

Okay. Well, maybe we’ll just wrap up with, that brings the question of the brand. And are you going to have a co-branding strategy eventually? Have you decided how you’re going to face...

Glen F. Post

Chief Executive Officer, President and Director

We’ve done some work around that, and we believe that CenturyLink is going to be the — is the better brand, and we’re more well known by the business customers across the country. And we decided that’s where we’ll brand with the company. International will be a little longer. Level 3 does have some better — in certain European countries especially, they have a better brand recognition. And so we’ll be a little slower there and do some co-branding for a while.

Simon William Flannery

Morgan Stanley, Research Division

Great. Well, unfortunately, we’re out of time, gentlemen. Thanks so much.

Sunit S. Patel

Chief Financial Officer and Executive Vice President

Thank you.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Thank you.

Glen F. Post

Chief Executive Officer, President and Director

Okay. Thank you, Simon.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) which was declared effective by the SEC on February 13, 2017. CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. CenturyLink and Level 3 began mailing the definitive joint proxy statement/prospectus to their respective security holders on or about February 13, 2017. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

CenturyLink, Level 3, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from CenturyLink and Level 3 security holders in respect of the proposed transaction. Information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of CenturyLink and Level 3 stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on February 13, 2017. More detailed information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.